SELECT ASSET FUND, SERIES 2, INC.

Financial Statements

December 31, 1996


(With Independent Auditors' Report Thereon)




Independent Auditors' Report


To the Board of Directors and Stockholder of Select Asset Fund, Series 2, Inc.:


We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 2, Inc. including the portfolio of investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the three-year period then ended and for the period from April 28, 1993 (commencement of operations) through December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers and other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 2, Inc. as of December 31, 1996, the results of its operations for the year then ended, its changes in net assets for each of the years in the two-year period then ended and its financial highlights for each of the years in the three-year period then ended and for the period from April 28, 1993 (commencement of operations) through December 31, 1993, in conformity with generally accepted accounting principles.



	KPMG Peat Marwick LLP




February 14, 1997


SELECT ASSET FUND, SERIES 2, INC.

Statement of Assets and Liabilities

December 31, 1996



Assets

Investments, at value (cost $508,990,761)                        $ 799,444,630
Cash                                                                        25
Dividends receivable                                                 1,673,370
Interest receivable                                                      8,560
Prepaid expenses                                                         3,799

			Total assets                               801,130,384


Liabilities

Common stock dividend payable                                        4,990,335
Accrued expenses                                                       834,132
Notes payable (note 5)                                                 117,900
Accrued interest expense                                                 2,791

			Total liabilities                            5,945,158

			Net assets      $                          795,185,226

Net assets are represented by:
	Series A Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 1,000 shares
		authorized, issued and outstanding                 100,000,000
	Series B Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 1,000 shares
		authorized, issued and outstanding                 100,000,000
	Series C Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 600 shares
		authorized, issued and outstanding                  60,000,000
	Series D Auction Market Preferred Stock, $.01 par value
		at liquidation preference $100,000 per share, 500 shares
		authorized, issued and outstanding                  50,000,000
	Common stock at par value, $.01 per share, 199,996,900 shares
		authorized, 71,071,001.64 shares issued
		and outstanding                                        710,710
	Additional paid-in capital                                 198,993,081
	Accumulated overdistribution of net investment income       (3,681,684)
	Accumulated overdistribution of net realized gains          (1,290,750)
	Net unrealized appreciation of investments                 290,453,869

			Net assets                               $ 795,185,226

			Net asset value per
			common shares outstanding                       $ 6.83


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Statement of Operations

For the year ended December 31, 1996



Investment income:
	Dividend income                                           $ 15,601,902
	Interest income                                                444,289

			Total investment income                     16,046,191

Expenses:
	Broker dealer fee                                              679,685
	Legal fees                                                     514,867
	Rating agencies fees                                           160,644
	Independent accountants                                         44,667
	Auction agent fee                                               31,000
	Administration fee (note 2)                                    418,303
	Directors fees and expenses                                     11,286
	Interest expense                                                 9,918
	Insurance                                                       16,067
	Investment management fee  (note 2)                             69,756
	Other expenses                                                   2,115

			Total expenses                               1,958,308

			Net investment income                       14,087,883

Net realized and unrealized gains on investments:
	Net realized gain on investments:
		Proceeds from sales                              $ 403,716,214
		Cost of securities sold                           (281,208,966)
								   122,507,248

	Unrealized appreciation of investments:
		Beginning of year               287,089,347
		End of year                     290,453,869
	Increase in net unrealized appreciation of investments        3,364,522

			Net increase in net assets
			resulting from operations                 $ 139,959,653


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.


Statements of Changes in Net Assets

For the years ended December 31, 1996 and 1995




						       1996            1995

From operations:
    Net investment income                         $ 14,087,883      23,803,440
    Net realized gain on investments               122,507,248      17,708,880
    Net change in unrealized appreciation on
       investments                                   3,364,522     255,614,594

			Increase in net assets
			resulting from operations  139,959,653      41,512,320

Dividends to stockholders from net investment
	income:
    Auction market preferred stock                 (10,388,299)    (20,646,886)
    Common stock                                    (3,699,584)     (3,156,554)
						   (14,087,883)    (23,803,440)

Dividends to stockholders from net realized gains:
    Auction market preferred stock                           0               0
    Common stock                                  (122,381,631)    (35,488,273)
						  (122,381,631)    (35,488,273)
	   Decrease in net assets resulting from
	      dividends to stockholder            (136,469,514)    (59,291,713)

Increase (decrease) from capital share transactions:
     Issuance of auction market preferred stock    310,000,000               0
     Issuance of common stock                       36,154,530     212,112,129
     Return of additional paid-in capital to common
	     stockholder                          (490,818,932)   (400,000,000)

						  (144,664,402)   (187,887,871)

	     Total increase in net assets         (141,174,263)   (205,667,264)

Net assets:
	Beginning of year                          936,359,489    866,412,160

	End of year                              $ 795,185,226    936,359,489


See accompanying notes to the financial statements.


SELECT ASSET FUND, SERIES 2, INC.

Financial Highlights

For the years ended December 31, 1996, 1995, 1994 and for the period April 28, 1993 (commencement of Operations) through December 31, 1993


						  1996    1995    1994  1993***

For a share of common stock outstanding
	throughout the period:
    Net asset value, beginning of period        $14.41   10.97   11.42   10.00

    Net investment income                         0.20    0.52    0.46    0.35
    Net realized and unrealized gains (losses)
	of investments                            1.77    6.00   (0.24)   1.25

	Total income from investment
	   operations                             1.97    6.52    0.22    1.60

Less distributions from net investment income and
  net realized gains:
   Common stock equivalent of dividends paid
	to AMPS holders                          (0.14)  (0.45)  (0.26)  (0.12)
	Dividends paid to common stockholder     (1.86)  (0.59)  (0.41)  (0.06)

Less distributions from paid-in capital:
   Return of capital paid to common stockholder  (7.55)  (2.04)   0.00    0.00

	Total distributions                      (9.55)  (3.08)  (0.67)  (0.18)

Net asset value, end of period                  $ 6.83   14.41   10.97   11.42

Total investment return                          13.67%  59.43%   1.93% 14.85%*

Net assets at end of period (000s)             $795,185 936,359 886,412 712,983

Ratio of expenses to average net assets
	applicable to common stock                0.23%   0.13%   0.15% 0.24%**

Ratio of net investment income to average
	net assets applicable to common stock +   0.43%   0.35%   1.25% 5.32%**

Portfolio turnover                               17.51%  16.27%   3.52% 1.00%

Average commission paid on equity securities
	transactions     ++                     $ 0.02       -       -     -

  + Net Investment income is adjusted for distributions paid to auction market preferred stock ("AMPS") holders.
 ++ For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.
  *  Total investment return for the period; not annualized.
 **  Annualized.
*** For the period April 28, 1993 (commencement of operations) to December 31, 1993.

See accompanying notes to financial statements.


SELECT ASSET FUND, SERIES 2, INC.

Notes to Financial Statements

December 31, 1996



(1)     Organization and Significant Accounting Policies

The Select Asset Fund, Series 2, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on April 28, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

(a)     Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

(b)     Security Transactions

Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

(c)     Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

(d)     Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are distributed annually.

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations.
Net investment income, net realized gains and net assets were not affected by this change.


2


SELECT ASSET FUND, SERIES 2, INC.

Notes to Financial Statements, Continued



(1), Continued

(e)     Reclassification Policy

It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

 (f)    Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.


(2)     Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors. During the year, the Fund issued 6,098,042.8 in shares of common stock with a fair value of $36,154,530. During the years ended December 31, 1996 and 1995, dividends to the common stockholder amounted to $126,081,215 and $38,644,827, respectively. During the years ended December 31, 1996 and 1995, the Fund made a return of capital distribution to the common stockholder of approximately $524,500,000 and $90,300,000, respectively. Approximately $39,500,000 of the 1995 return of capital distribution was considered taxable for IRS purposes. Approximately $490,800,000 of the 1996 return of capital is a result of capital share transactions with the common shareholder.

Comerica Bank serves as both custodian and administrator for the Fund. The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of six basis points based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.


(3)     Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities for the year ended December 31, 1996 were $122,094,218 and $403,716,214, respectively.


3


SELECT ASSET FUND, SERIES 2, INC.

Notes to Financial Statements, Continued



(3), Continued

At December 31, 1996, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $296,883,897 and $6,430,028, respectively.


 (4)    Auction Market Preferred Stock

In January 1996, the Fund sold $260 million of Auction Market Preferred Stock ("AMPS"). In June 1996, the Fund sold an additional $50 million of AMPS and issued 6,098,042.8 shares of common stock.

The Fund has outstanding at December 31, 1996, 1000 shares each of Series A and Series B, 600 shares of Series C, and 500 shares of Series D AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on December 31, 1996 were 4.125%, 4.142%, 4.135% and 4.15% for Series A, Series B, Series C and Series D, respectively.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5)     Notes Payable

As of December 31, 1996, the Fund had $117,900 of principal notes outstanding to investors. The notes due on April 28, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1996, the Fund was paying interest at 8.04% per annum.


(6)     Subsequent Event

The Fund issued $50 million in a new series of AMPS on February 5, 1997.


SELECT ASSET FUND, SERIES 2, INC.

Portfolio of Investments

December 31, 1996

    No. of                                                            Market
    Shares                                                             Value

COMMON STOCK
                 BUILDING AND CONSTRUCTION                    1.17%

                  BUILDING MATERIALS
        3,300   CHAMPION INTL CORP                                      142,725
       22,100   GEORGIA PACIFIC CORP                                  1,591,200
      105,300   HOME DEPOT                                            5,278,163
        9,200   OWENS CORNING                                           392,150

                  CONSTRUCTION EQUIPMENT
        7,200   GIDDINGS & LEWIS                                         92,700

                  PAINT AND FLAT GLASS
        3,600   PPG INDUS INC                                           202,050
       19,000   SHERWIN WILLIAMS CO                                   1,064,000

                  INDUSTRIAL CHEMICALS
          800   ROHM & HAAS CO                                           65,300

                  MISCELLANEOUS
        1,200   FLUOR CORP                                               75,300
        9,500   FOSTER WHEELER CORP                                     352,687
        9,400   KAUFMAN & BROAD HOME CORP                               121,025

                TOTAL BUILDING AND CONSTRUCTION                      $9,377,300

                 CHEMICALS AND DRUGS                         14.35%

                  CHEMICALS
        4,200   AIR PRODS & CHEMS INC                                   290,325
        8,200   AMGEN INC                                               445,875
       43,800   BOSTON SCIENTIFIC CORP                                2,628,000
       70,300   DOW CHEMICAL CO                                       5,509,763
      117,800   DUPONT DENEMOURS & CO                                11,117,375
        1,800   EASTMAN CHEMICAL CO                                      99,450
       20,725   ENGLEHARD CORP                                          396,366
        8,500   FMC CORP-NEW                                            596,062
       20,300   GRACE W. R. & CO. (NEW)                               1,050,525
       24,900   HERCULES INC                                          1,076,925
       14,000   MONSANTO CO                                             544,250
       31,300   MORTON INTERNATIONAL                                  1,275,475
       14,900   NALCO CHEM CO                                           538,262
       36,100   PRAXIAIR INC                                          1,665,112
        9,300   SIGMA-ALDRICH CORP                                      580,669
       28,000   UNION CARBIDE CORP                                    1,144,500

                  DRUGS
       17,900   ABBOT LABS                                              908,425
        4,800   ALZA CORP CL A                                          124,200
      142,500   AMERICAN HOME PRODUCTS                                8,354,062
      119,700   BRISTOL MYERS SQUIBB CO                              13,017,375
       57,600   JOHNSON & JOHNSON                                     2,865,600
      127,500   LILLY ELI & CO                                        9,307,500
      278,000   MERCK & CO., INC                                     22,031,500
      157,300   PFIZER INC                                           13,036,238
      125,090   PHARMACIA & UPJOHN INC                                4,956,691
       11,200   SCHERING PLOUGH                                         725,200
        9,800   WALGREEN CO                                             392,000

                  COSMETICS
          600   ALBERTO CULVER CO CL B                                   28,800
       31,600   AVON PRODUCTS INC                                     1,805,150
        2,600   INTL FLAVORS & FRAGRANCES                               117,000

                  HEALTH PRODUCTS/CARE
        2,200   ALLERGAN INC                                             78,375
       13,300   BARD CR INC                                             372,400
          800   BAUSCH & LOMB                                            28,000
       61,000   BAXTER INTL INC.                                      2,501,000
       28,800   BECTON DICKINSON & CO                                 1,249,200
          800   BEVERLY ENTERPRISES INC                                  10,200
       40,905   COLUMBIA/HCA HEALTHCARE                               1,666,879
       49,800   TENET HEALTHCARE CORP                                 1,089,375
       15,300   U S SURGICAL                                            602,438
       10,700   UTD HEALTHCARE CORP                                     481,500

                TOTAL CHEMICALS AND DRUGS                          $114,708,042


                 CONSUMER PRODUCTS                           10.16%

                  CONFECTIONS AND BEVERAGES
      131,400   ANHEUSER-BUSCH COS                                    5,256,000
       16,100   BROWN FORMAN INC CL B                                   736,575
       80,000   COCA COLA CO                                          4,210,000
        5,400   NEWELL CO.                                              170,100
       41,800   PEPSICO INC                                           1,222,650

                  CONTAINERS
       26,400   AVERY DENNISON CORP                                     933,900
        7,000   BALL CORP                                               182,000
       28,700   CROWN CORK & SEAL INC                                 1,560,562
       23,900   STONE CONTAINER                                         355,513
       14,100   TEMPLE INLAND INC                                       763,162

                  PACKAGED FOOD
       19,230   ARCHER DANIELS MIDLAND CO                               423,060
        8,100   CAMPBELL SOUP CO                                        650,025
        6,700   CONAGRA                                                 333,325
        9,100   COORS ADOLPH CO CL B                                    172,900
       30,800   CPC INTL INC                                          2,387,000
        3,700   GENERAL MILLS INC                                       234,488
       10,850   HEINZ H J CO                                            387,887
       32,200   HERSHEY FOODS CORP                                    1,408,750
        3,000   KELLOGG CO                                              196,875
        3,100   QUAKER OATS CO                                          118,188
       26,200   RALSTON-PURINA GROUP                                  1,922,425
       55,200   SARA LEE CORP                                         2,056,200
       39,300   SYSCO CORP                                            1,282,162
        2,300   WRIGLEY WM JR CO                                        129,375

                  PAPER
       20,000   AMERICAN GREETINGS CL A                                 567,500
       14,300   BEMIS CO                                                527,313
       12,500   BOISE CASCADE CORP                                      396,875
       59,436   INTERNATIONAL PAPER CO                                2,399,728
       19,100   JAMES RIVER CORP                                        632,688
       64,080   KIMBERLY CLARK CORP                                   6,103,620
        1,400   MEAD CORP                                                81,375
        7,000   POTLATCH CORP                                           301,000
       17,900   UNION CAMP CORP                                         854,725
       27,100   WILLIAMETTE INDUSTRIAL                                1,886,837

                  PRINTING AND PUBLISHING
       11,100   JOSTENS INC                                             234,488
        3,600   KNIGHT-RIDDER INC                                       137,700
        1,400   MCGRAW-HILL COMPANIES INC                                64,575
          700   MEREDITH CORP                                            36,925
        3,200   NEW YORK TIMES CO CL A                                  121,600
      120,500   TIME WARNER INC                                       4,518,750
          300   TRIBUNE CO                                               23,662
       23,750   WESTVACO CORP                                           682,813

                  RECREATIONAL EQUIPMENT
       21,100   BRUNSWICK CORP                                          506,400
       31,100   HARRAH'S ENTERTAINMENT                                  618,112
       24,400   HASBRO INC                                              948,550
       48,281   MATTEL INC                                            1,339,798

                  SOAPS
       13,700   CLOROX CO                                             1,375,137

                  OTHER CONSUMER PRODUCTS
       47,900   AMERICAN BRANDS INC                                   2,377,038
        2,000   COLGATE PALMOLIVE CO                                    184,500
      110,000   GILLETTE CO                                           8,552,500
       21,000   PROCTER & GAMBLE CO                                   2,257,500
       45,000   RUBBERMAID INC                                        1,023,750
        3,800   SPRINGS INDUS INC                                       163,400
        2,800   TUPPERWARE CORPORATION                                  150,150
       57,200   UST INC                                               1,851,850
       27,000   WHITMAN CORP                                            617,625

                  PHOTOGRAPHY
        8,500   EASTMAN KODAK CO                                        682,125
       11,600   POLAROID CORP                                           504,600

                  HOUSEHOLD FURN/APPLIANCES
        9,200   ARMSTRONG WORLD IND                                     639,400
       22,600   MAYTAG CO                                               446,350

                  RETAIL
      100,800   FEDERATED DEPT STORES NEW                             3,439,800

                  APPAREL
        4,000   LIMITED INC                                              73,500
        5,800   NIKE INC CL B                                           346,550
       13,100   STRIDE RITE CORP                                        131,000
       16,600   V F CORP                                              1,120,500

                  BROADCASTING
       60,653   DISNEY WALT CO                                        4,222,965
        8,700   KING WORLD INC                                          320,813

                  MISCELLANEOUS
       25,200   PALL CORP                                               642,600

                TOTAL CONSUMER PRODUCTS                             $81,201,809


                 DURABLE GOODS                               25.50%

                  AEROSPACE-AIRCRAFT
       13,497   BOEING CO                                             1,435,786
       15,200   GENERAL DYNAMICS CORP                                 1,071,600
       52,861   LOCKHEED MARTIN CORP                                  4,836,781
       46,500   MCDONNELL DOUGLAS CORP                                2,976,000
       12,800   NORTHROP GRUMMAN CORP                                 1,059,200
        5,700   RAYTHEON CO                                             274,313
        1,500   TEXTRON INC                                             141,375
        3,000   UNITED TECHNOLOGIES CORP                                198,000

                  AGRICULTURAL MACHINERY
       44,400   CATERPILLAR INC                                       3,341,100
       10,400   DEERE & CO                                              422,500

                  AUTOMOBILE AND PARTS
       27,200   CHRYSLER CORP                                           897,600
        8,000   CUMMINS ENGINE INC                                      368,000
       21,500   DANA CORP                                               701,437
       16,900   EATON CORP                                            1,178,775
        1,600   ECHLIN INC                                               50,600
      303,300   FORD MTR CO                                           9,667,688
      189,400   GENERAL MTRS CORP                                    10,559,050
       30,900   GENUINE PARTS CO                                      1,375,050
       39,000   TENNECO INC (NEW)                                     1,759,875
        2,600   TRW INC                                                 128,700

                  ELECTRICAL
        5,628   AMP INC                                                 215,974
           67   EMCOR GROUP INC SER Z WTS                                     0
        4,200   EMERSON ELEC CO                                         406,350
       29,500   GENERAL INST CORP                                       637,938
       12,600   HONEYWELL INC                                           828,450
       12,200   RAYCHEM CORP                                            977,525
      105,100   WESTINGHOUSE ELEC CORP                                2,088,862

                  ELECTRONICS
       15,200   ADVANCED MICRO-DEVICES                                  391,400
       34,800   APPLIED MATLS INC                                     1,250,625
        3,500   CISCO SYS INC                                           222,687
      406,200   GENERAL ELECTRIC CO                                  40,163,025
        9,600   GENERAL SIGNAL CORP                                     410,400
      150,800   HEWLETT PACKARD CO                                    7,577,700
       11,700   INTEL CORP                                            1,531,969
       62,800   LSI LOGIC CORP                                        1,679,900
       43,600   MICRON TECH                                           1,269,850
       21,700   NATIONAL SEMICONDUCTOR                                  528,938
          800   NATIONAL SVC INDS                                        29,900
      172,050   ORACLE CORPORATION                                    7,183,087
        9,400   PERKIN ELMER CORP                                       553,425
        8,000   SEAGATE TECHNOLOGY INC                                  316,000
        5,800   TEKTRONIX INC                                           297,250
       31,600   TEXAS INSTRUMENTS                                     2,014,500
        9,800   THOMAS & BETTS CORP                                     434,875

                  INDUSTRIAL MACHINERY
        7,400   BRIGGS & STRATTON CORP                                  325,600
       29,600   CASE CORPORATION                                      1,613,200
        8,100   CINCINNATI MILACRON INC                                 177,188
        3,200   COOPER INDUS INC                                        134,800
       27,100   DOVER CORP                                            1,361,775
        3,700   HARNISCHFEGER INDUS INC                                 178,062
        2,600   INGERSOLL RAND CO                                       115,700
        2,100   NACCO INDUS INC CL A                                    112,350
        4,700   ROCKWELL INTL CORP W/I                                  286,113

                  OFFICE EQUIPMENT AND SUPPLIE
        6,800   ALCO STANDARD CORP                                      351,050
        7,300   HARLAND JOHN H CO                                       240,900
        3,500   PITNEY BOWES INC                                        190,750
       64,500   XEROX CORP.                                           3,394,312

                  RUBBER
       11,400   GOODRICH B F CO                                         461,700
        4,000   GOODYEAR TIRE & RUBBER                                  205,500

                  OTHER DURABLE GOODS
       62,500   CORNING INCORPORATED                                  2,890,625
        8,700   CRANE CO                                                252,300
       27,800   ILLINOIS TOOL WORKS                                   2,220,525
        1,200   MILLIPORE CORP                                           49,650
       84,500   MINNESOTA MNG & MFR                                   7,002,938
        7,800   NEWPORT NEWS SHIPBUILDING                               117,000
        1,600   STANLEY WORKS                                            43,200

                  COMPUTERS AND SOFTWARE
       90,800   BAY NETWORKS INC                                      1,895,450
        2,000   CABLETRON SYSTEMS INC                                    66,500
       21,700   CERIDIAN CORP                                           878,850
       11,800   COMPAQ COMPUTER CORP                                    876,150
       81,525   COMPUTER ASSOC INTL INC                               4,055,869
        3,000   CUC INTERNATIONAL                                        71,250
        1,500   DATA GENL CORP                                           21,750
       30,600   DELL COMPUTER CORP                                    1,625,625
       23,800   DIGITAL EQUIP CORP                                      865,725
      106,100   IBM CORP                                             16,021,100
       12,700   INTERGRAPH CORP                                         130,175
      246,200   MICROSOFT CORP                                       20,342,275
       28,500   SILICON GRAPHICS                                        726,750
       68,800   SUN MICROSYSTEMS                                      1,767,300
       38,300   TANDEM COMPUTERS INC                                    526,625
       35,700   UNISYS CORP                                             240,975

                  HOUSEHOLD FURN/APPLIANCES
       17,200   WHIRLPOOL CORP                                          801,950

                  TELECOMMUNICATIONS
      108,900   AIRTOUCH COMMUNICATIONS                               2,749,725
           75   ANDREW CORP                                               3,980
       18,700   DSC COMMUNICATIONS                                      334,263
      143,745   LUCENT TECHNOLOGIES INC                               6,648,202
        1,500   NORTHERN TELECOM LTD                                     92,812
      169,800   WORLDCOM INC                                          4,425,413

                  MISCELLANEOUS
        7,300   ALLIED-SIGNAL INC                                       489,100
        2,700   BLACK & DECKER CORP                                      81,337
        7,500   ITT INDUSTRIES INC                                      183,750
        8,600   JOHNSON CTLS INC                                        712,725
       12,850   PARKER HANNIFIN CORP                                    497,938
       14,850   SNAP ON TOOLS CORP                                      529,031
       18,800   TYCO LABS INC                                           994,050

                TOTAL DURABLE GOODS                                $203,835,943


                 FINANCIAL                                   15.00%

                  BANKS
       21,969   BANC ONE CORP                                           944,667
       66,600   BANK NEW YORK INC                                     2,247,750
       30,400   BANK OF BOSTON CORP                                   1,953,200
       16,500   BANKAMERICA CORP                                      1,645,875
        2,100   BANKERS TR NY CORP                                      181,125
       43,600   BARNETT BANKS INC                                     1,793,050
       39,400   BOATMEN'S BANCSHARES                                  2,541,300
       42,412   CHASE MANHATTAN CORP NEW                              3,785,271
       55,000   CITICORP                                              5,665,000
       56,514   CORESTATES FINL CORP                                  2,931,664
        1,920   DEAN WITTER DISCOVER & CO                               127,200
       46,900   FIFTH THIRD BANCORP COM                               2,945,906
       70,600   FIRST BANK SYS INC                                    4,818,450
       43,232   FIRST CHICAGO NBD CORP                                2,323,720
       65,005   FIRST UNION CORP                                      4,810,370
       36,714   FLEET FINANCIAL GROUP INC                             1,831,111
       22,925   MBNA CORP                                               951,387
       16,300   MELLON BANK CORP                                      1,157,300
       63,200   NATIONAL CITY CORP                                    2,836,100
       76,400   NATIONSBANK CORP                                      7,468,100
       84,700   NORWEST CORP                                          3,684,450
       44,600   PNC FINANCIAL                                         1,678,075
       58,000   SUNTRUST BANKS INC                                    2,856,500
       53,900   U S BANCORP ORE                                       2,422,131
        3,900   WACHOVIA CORP                                           220,350
       11,433   WELLS FARGO & CO                                      3,084,052

                  FINANCE COMPANIES
       12,500   AMERICAN EXPRESS CO                                     706,250
       12,000   BENEFICIAL CORP                                         760,500
        2,100   FED HOME LN MTG CORP                                    231,263
       65,700   GREEN TREE FINANCIAL                                  2,537,662
       20,800   HOUSEHOLD INTL CORP                                   1,918,800

                  HOLDING COMPANY
        4,600   EASTERN ENTERPRISES                                     162,725

                  FIRE AND CASUALTY INSURANCE
        7,600   CHUBB CORP                                              408,500
          600   GENERAL RE CORP                                          94,650
        2,600   SAFECO CORP                                             102,538

                  INSURANCE
       27,500   AETNA INC                                             2,200,000
          600   ALEXANDER & ALEXANDER SVC                                10,425
       12,954   ALLSTATE CORPORATION                                    749,713
      114,950   AMERICAN INTL GROUP                                  12,443,337
       43,400   AON CORP                                              2,696,225
        3,800   CIGNA CORP                                              519,175
        7,500   ITT HARTFORD                                            506,250
        7,500   MBIA INC                                                759,375
        2,300   ST PAUL COS INC                                         134,837
          600   TRANSAMERICA CORP                                        47,400
      113,161   TRAVELERS GROUP INC                                   5,134,680
        4,900   UNUM CORP.                                              354,025
        2,500   USF & G CORP                                             52,188

                  LIFE INSURANCE
       51,700   AMERICAN GENERAL CORP                                 2,113,238
       18,700   JEFFERSON PILOT CORP                                  1,058,887
       27,500   LINCOLN NATL CORP IND                                 1,443,750
        8,300   USLIFE CORP                                             275,975

                  REAL ESTATE
      244,400   FEDERAL NATL MTGE ASSN                                9,103,900
        6,000   HFS                                                     358,500

                  SAVINGS & LOANS
          600   AHMANSON H F & CO                                        19,500
       11,100   GOLDEN WEST FINL CORP                                   700,688
       25,300   GREAT WESTERN FINL                                      733,700

                  BROKERAGE
        4,100   MERRILL LYNCH & CO                                      334,150
       76,200   MORGAN STANLEY GRP INC                                4,352,925
          500   SALOMON INC                                              23,562

                TOTAL FINANCIAL                                    $119,953,397


                 METALS AND MINING                            0.85%

                  ALUMINUM
        2,800   ALUMINUM CO AMER                                        178,500
       14,900   REYNOLDS METALS CO                                      839,987

                  MINING
       39,000   HOMESTAKE MNG CO                                        555,750

                  STEEL
       29,067   ALLEGHENY TELEDYNE                                      668,541
       25,300   ARMCO, INC.                                             104,362
        6,300   BETHLEHEM STEEL CORP                                     56,700
       10,400   INLAND STEEL INDUS INC                                  208,000
       25,600   NUCOR CORP                                            1,305,600
        5,900   TIMKEN CO                                               270,663
        5,700   USX-US STEEL GROUP                                      178,837
        2,500   WORTHINGTON INDS INC                                     45,313

                  OTHER METALS
       10,200   ASARCO INC                                              253,725
        6,500   INCO LTD                                                207,187
        9,937   NEWMONT MNG CORP                                        444,681
       16,500   PHELPS DODGE CORP                                     1,113,750

                  MINERALS
        2,000   BARRICK GOLD CORP                                        57,500
       13,450   CYPRUS AMAX MINERALS CO                                 314,394

                TOTAL METALS AND MINING                              $6,803,490


                 COLLECTIBLES & PRECIOUS MATERIALS            0.27%

                  GOLD-DIAMONDS-GEMS
       73,200   FREEPORT-MCMORAN COPPER-B                             2,186,850

                TOTAL COLLECTIBLES & PRECIOUS MATERIALS              $2,186,850


                 OIL-ENERGY                                   8.75%

                  OIL & GAS PRODUCERS
        1,400   AMERADA HESS CORP                                        81,025
      115,400   AMOCO CORP                                            9,289,700
       22,400   COASTAL CORP                                          1,094,800
       12,400   ENSERCH CORP                                            285,200
        5,200   HELMERICH & PAYNE INC.                                  271,050
       70,100   OCCIDENTAL PETROLEUM                                  1,638,588
       14,900   ROWAN COS INC                                           337,112
       22,000   SANTA FE ENERGY RES INC                                 305,250
       34,987   UNION PACIFIC RESOURCES                               1,023,370
        2,300   USX-MARTHON GROUP COM NEW                                54,912

                  NATURAL RESOURCES
        2,200   DRESSER INDUS INC                                        68,200
        3,627   EL PASO NATURAL GAS                                     183,164
        9,900   KERR MCGEE CORP                                         712,800
        6,500   LOUISIANA LD & EXPL CO                                  348,562
        2,550   WILLIAMS COS INC-DEL                                     95,625

                  OIL EQUIPMENT, WELLS & SVCS
       14,200   ASHLAND, INC                                            623,025
       24,400   HALLIBURTON CO                                        1,470,100
       10,500   WESTERN ATLAS INC                                       744,188

                  OIL - DOMESTIC
       67,400   PHILLIPS PETE CO                                      2,982,450
       10,600   UNOCAL CORP                                             430,625

                  OIL - INTERNATIONAL
       24,100   CHEVRON CORP                                          1,566,500
      287,200   EXXON CORP.                                          28,145,600
       91,500   MOBIL CORP                                           11,185,875
       18,100   ORYX ENERGY COMPANY                                     447,975
       18,100   SUN CO INC                                              441,187
       62,200   TEXACO INC                                            6,103,375

                TOTAL OIL-ENERGY                                    $69,930,258


                 RETAIL                                       4.72%

                  DEPARTMENT STORES
        3,200   CVS CORP                                                132,400
       60,000   DAYTON HUDSON CORP                                    2,355,000
       34,300   DILLARD DEPT STORES                                   1,059,013
       18,000   HARCOURT GENERAL INC                                    830,250
      111,200   K MART                                                1,153,700
          800   MERCANTILE STORES                                        39,500
       59,800   PENNEY JC INC                                         2,915,250
       13,900   SEARS ROEBUCK & CO                                      641,137
      774,500   WAL MART STORES INC                                  17,716,688
        3,600   WINN-DIXIE STORES INC                                   113,850
       46,300   WOOLWORTH CORP                                        1,012,812

                  GROCERY
        9,500   ALBERTSON'S INC                                         338,438
        4,400   AMERICAN STORES CO                                      179,850
        8,200   FLEMING COS                                             141,450
       11,800   GIANT FOOD INC                                          407,100
        7,800   GREAT ATLANTIC & PAC TEA                                248,625
       35,300   KROGER CO                                             1,641,450

                  OTHER RETAIL
        4,900   LONGS DRUG STORES CORP                                  240,712
       48,700   LOWES COS INC                                         1,728,850
       18,800   PEP BOYS-MAN, MO, JACK                                  578,100
       18,667   PRICE/COSTCO INC                                        469,008
        1,600   RITE AID CORP                                            63,600
          500   TANDY CORP                                               22,000

                  SPORTING GOODS
          400   REEBOK INTL LTD                                          16,800
        9,600   RUSSELL CORP                                            285,600

                  APPAREL
       25,100   CHARMING SHOPPES INC                                    127,069
       84,000   GAP INC                                               2,530,500
       21,600   NORDSTROM INC                                           765,450

                TOTAL RETAIL                                        $37,754,202

                 UTILITIES                                    9.06%

                  ELECTRIC
        3,600   AMERICAN ELEC PWR INC                                   148,050
       35,200   BALTIMORE GAS & ELEC                                    941,600
        1,000   CENTRAL & SOUTH WEST CORP                                25,625
       32,021   CINERGY CORP                                          1,068,701
        5,300   DOMINION RES INC-VA                                     204,050
       48,400   DUKE POWER CO                                         2,238,500
       99,100   EDISON INTERNATIONAL                                  1,969,612
       41,700   FPL GROUP INC                                         1,918,200
       29,600   GPU INC                                                 995,300
        8,800   HOUSTON INDS INC                                        199,100
        3,100   NIAGARA MOHAWK PWR                                       30,613
        1,500   NORTHERN STS PWR CO                                      68,812
        3,300   OHIO EDISON CO                                           75,075
       91,800   PACIFIC GAS & ELEC                                    1,927,800
       71,800   PACIFICORP                                            1,471,900
        7,300   PECO ENERGY                                             184,325
       78,100   PP&L RESOURCES INC                                    1,796,300
       17,700   SBC COMMUNICATIONS INC                                  915,975
       21,100   SOUTHERN CO                                             477,387

                  GAS
        3,600   COLUMBIA GAS SYS INC                                    229,050
       59,600   ENRON CORP                                            2,570,250
        1,400   NICOR INC                                                50,050
        2,500   NORAM ENERGY CORP                                        38,437
          500   ONEOK INC                                                15,000
       18,200   PACIFIC ENTERPRISES                                     552,825
       29,500   PANENERGY CORPORATION                                 1,327,500
          700   PEOPLES ENERGY CORP                                      23,713
       20,100   SONAT INC                                             1,035,150
       68,500   TEXAS UTILITIES CO                                    2,791,375

                  TELEPHONE
      420,400   A T & T                                              18,287,400
       51,500   ALLTEL CORP                                           1,615,813
       15,500   BELL ATLANTIC CORP                                    1,003,625
       35,200   BELLSOUTH CORP                                        1,421,200
      243,400   GTE CORP                                             11,074,700
      105,500   PACIFIC TELESIS GROUP                                 3,877,125
      104,100   SPRINT CORP                                           4,150,988
       40,000   U S WEST MEDIA GROUP                                    740,000

                  WASTE DISPOSAL
        4,800   BROWNING FERRIS IND                                     126,000
       59,300   LAIDLAW TRANS CL B NVTG                                 681,950
      126,800   WMX TECHNOLOGIES INC                                  4,136,850

                TOTAL UTILITIES                                     $72,405,926


                 MISCELLANEOUS                                9.72%

                  BROADCAST/COMMUNICATIONS
       32,600   COMCAST CORP CL A SPL                                   580,688
        3,300   GANNETT CO., INC                                        247,087
        2,200   MCI COMMUNICATIONS                                       71,913
        6,600   MOTOROLA INC                                            405,075
       16,640   TCI SATELLITE ENT CL-A                                  164,320
      166,400   TELE COMM. INC CL A                                   2,173,600
       12,000   TELLABS INC                                             451,500
       82,400   VIACOM INC CL B NON VTG                               2,873,700

                  BUSINESS SERVICES
        2,200   AMDAHL CORP                                              26,675
       15,800   AUTODESK INC                                            442,400
        9,400   AUTOMATIC DATA PROC                                     403,025
       26,600   BLOCK H&R INC                                           771,400
        2,700   COMPUTER SCIENCES CORP                                  221,737
       39,800   DONNELLEY RR & SONS                                   1,248,725
       27,200   DOW JONES & CO                                          921,400
       87,700   E M C CORP                                            2,905,063
        2,600   ECOLAB INC                                               97,825
      123,000   FIRST DATA CORP                                       4,489,500
       13,300   GRAINGER W W INC                                      1,067,325
       18,300   INTERPUBLIC GROUP COS                                   869,250
       14,800   SAFETY KLEEN CORP                                       242,350
       18,900   SCIENTIFIC-ATLANTA                                      283,500
       56,800   SERVICE CORP INTL                                     1,590,400
       80,900   THREE COM CORP                                        5,936,037

                  FOOD SERVICE
        3,600   DARDEN RESTAURANTS INC                                   31,500
        7,100   LUBYS CAFETERIAS INC                                    141,113
       25,600   MCDONALDS CORP                                        1,158,400
      203,300   PHILLIP MORRIS CO INC                                22,896,662
       13,700   RYANS FAMILY STEAK HOUSE                                 94,188
        2,700   SHONEY'S INC                                             18,900
       35,900   WENDYS INTL INC                                         735,950

                  HOTEL & MOTEL
       50,800   HILTON HOTELS CORP                                    1,327,150
        7,500   ITT CORP NEW                                            325,312
       23,100   MARRIOTT INTL CORP                                    1,276,275

                  HOUSING
        6,400   PULTE CORP                                              196,800

                  MED SERV & SUPPLIES
        1,700   BIOMET INC                                               25,713
       79,400   HUMANA INC                                            1,518,525
       14,200   MANOR CARE INC                                          383,400
        6,700   MEDTRONIC INC                                           455,600
        4,900   SHARED MEDICAL SYS CORP                                 241,325
       21,550   ST. JUDE MED INC.                                       918,569

                  REAL ESTATE
        7,100   CENTEX CORP                                             267,137

                  TRANSPORTATION
       17,800   AMR CORP                                              1,568,625
       31,954   BURLINGTON NRTHN SANTA FE                             2,760,027
          800   CALIBER SYSTEMS INC                                      15,400
       22,500   CONRAIL INC                                           2,241,562
        7,300   CSX CORP                                                308,425
       19,000   DELTA AIR LINES INC                                   1,346,625
       27,400   FEDERAL EXPRESS CORP                                  1,219,300
        5,800   FLEETWOOD ENTERPRISES                                   159,500
       30,600   NORFOLK SOUTHERN CORP                                 2,677,500
          495   PACCAR INC                                               33,660
       19,400   RYDER SYSTEMS INC                                       545,625
       29,420   SANTA FE PACIFIC GOLD                                   452,332
       23,600   UNION PACIFIC CORP                                    1,418,950

                  MISCELLANEOUS
          800   MALLINCKRODT (NEW)                                       35,300
        9,600   WARNER-LAMBERT                                          720,000

                  TELECOMMUNICATIONS
       16,500   AMERITECH CORP NEW                                    1,000,313
        9,900   HARRIS CORP-DEL                                         679,388

                TOTAL MISCELLANEOUS                                 $77,679,546

                 UTILITIES                                    0.01%

                  ELECTRIC
        2,800   DTE ENERGY COMPANY                                       90,650

                TOTAL UTILITIES                                         $90,650

                     TOTAL COMMON STOCK                            $795,927,413


OTHER
                CASH EQUIVALENTS                              0.44%

                 STIFS/MONEY MARKETS
    3,517,217   AIM SHORT TERM INV SER 2                              3,517,217

                TOTAL CASH EQUIVALENTS                               $3,517,217

                     TOTAL OTHER                                     $3,517,217


                TOTAL INVESTMENTS - (cost $508,990,761)  100.00%   $799,444,630


                See accompanying notes to financial statements